March 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	C3is Inc.

Registration Statement on Form F-1, as amended

File No. 333-276868

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 11, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, March 13, 2024, at 5:00 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Aegis Capital Corp.

/s/ Robert J. Eide
Robert J. Eide
Chief Executive Officer